UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Except as indicated below, this Report on Form 6-K is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On May 23, 2022, Brooge Energy Limited (the “Company”) received a notice from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is not in compliance with the Nasdaq’s requirements under the timely filing criteria pursuant to Nasdaq Listing Rule 5250(c)(1) as a result of the Company not having been able to timely file its annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) with the Securities and Exchange Commission (the “SEC”). Nasdaq Listing Rule 5250(c)(1) requires timely filing of all required periodic reports with the SEC on or prior to the due date thereof or by the extended filing due date provided by Rule 12b-25.

The Company has not been able to file the 2021 Form 20-F due to an ongoing non-public examination being conducted by the SEC regarding the financial statements of the Company. The Company is cooperating with the SEC fully.

Consistent with Nasdaq Listing Rule 5250(c)(1), and as set forth in the notice, the Company has 60 calendar days to submit a plan to regain compliance and if accepted, Nasdaq will grant an extension of up to 180 calendar days from the Filing’s due date, or until October 28, 2022, to regain compliance.

The Company is making all efforts to file the 2021 Form 20-F as soon as possible.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: May 31, 2022	By:	/s/ Nicolaas L. Paardenkooper
	Name	Nicolaas L. Paardenkooper
	Title:	Chief Executive Officer

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